First Trust Portfolios L.P.
                             120 East Liberty Drive
                            Wheaton, Illinois 60187


                               November 16, 2020


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


                       Re: FT 8994 (file no. 333-249360)


Ladies/Gentlemen:

      The undersigned, FT 8994 (the "Trust"), registrant, by First Trust Portfolios L.P., as the Sponsor and Depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on November 19, 2020 or as soon thereafter as possible.

                                       Very truly yours,

                                       FT 8994
                                       By:  First Trust Portfolios L.P.


                                       By:  /s/ Elizabeth H. Bull
                                            ___________________________
                                                Elizabeth H. Bull
                                                Senior Vice President